SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: December 2005

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	Disclosure of Shareholdings: 5.44% Akila Finance SA

Disclosure of shareholdings

First message

Adecco S.A. Chéserex - Pursuant to art. 20 of the Federal Act on Stock Exchanges and Securities Trading, Adecco S.A. has received the following notification:

1.	Name of the listed company

Adecco S.A.

2.	Number and type of shares and proportion of voting rights (total holdings as a percentage)

22’188’580 registered shares; 11.84 percent

3.	Identity of the parties concerned

•	Akila Finance SA, 16, rue JP Brasseur, L-1258 Luxembourg.

•	Akila Finance SA is a Luxembourg company controlled by Philippe Foriel-Destezet (same address).

4.	Date of share transfer

December 9, 2005

Adecco S.A.	09 December 2005

Second message

Adecco S.A. Chéserex - Pursuant to art. 20 of the Federal Act on Stock Exchanges and Securities Trading, Adecco S.A. has received the following notification:

1.	Name of the listed company

Adecco S.A.

2.	Number and type of shares and proportion of voting rights (total holdings as a percentage)

10’188’580 registered shares; 5.44 percent

3.	Identity of the parties concerned

•	Akila Finance SA, 16, rue JP Brasseur, L-1258 Luxembourg.

•	Akila Finance SA is a Luxembourg company controlled by Philippe Foriel-Destezet (same address).

4.	Date of share transfer

On or before June 30, 2007

5.	Annotation

Sold by Akila Finance SA with share transfer occurring between December 9, 2005 and June 30, 2007 under reservation of certain conditions as agreed on December 5, 2005.

Adecco S.A.	09 December 2005

Contact:

Investor Relations:

Tel: +41 44 878 8925

E-Mail: investor.relations@adecco.com

Disclosure of shareholdings

About Adecco

Adecco S.A. is a Fortune Global 500 company and the global leader in HR services. The Adecco Group network connects more than 700,000 associates with business clients each day through its network of 33,000 employees and over 6,600 offices in 75 countries and territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions: Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses; LHH Career Services encompasses our portfolio of outplacement and coaching consultancy businesses.

Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X: ADEN), the New York Stock Exchange (NYSE: ADO) and Euronext Paris - Premier Marché (EURONEXT: ADE)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 9 December 2005	By:	/s/ Jim Fredholm
Jim Fredholm
Chief Financial Officer

Dated: 9 December 2005	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary